James P. Dougherty +1 212 450 4330 james.dougherty@davispolk.com	Davis Polk & Wardwell llp 450 Lexington Avenue New York, NY 10017 davispolk.com

October 1, 2025

Re:	HNI Corporation Registration Statement on Form S-4 Filed September 12, 2025 File No. 333-290205

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street N.E.
Washington, D.C. 20549-3628

Ladies and Gentlemen:

On behalf of our client, HNI Corporation, an Iowa corporation (the “Company”), we are submitting this letter in response to the comments provided by the Staff (the “Staff”) of the Securities and Exchange Commission relating to the Company’s Registration Statement on Form S-4 (the “Registration Statement”) contained in the Staff’s letter dated September 29, 2025 (the “Comment Letter”). In response to the Comment Letter, the Company has amended the Registration Statement and is filing Amendment No. 1 to its Registration Statement (the “Amended Registration Statement”) on the date hereof. The Amended Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to each comment. We have included, as applicable, section references or page numbers to refer to the locations in the Amended Registration Statement where revised language addressing particular comments appears. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Amended Registration Statement.

Registration Statement on Form S-4 filed September 12, 2025

Cover Page

1.
The disclosure in the fourth paragraph covering the merger consideration is difficult to follow. Consider providing an illustrative example(s), perhaps in tabular format, of the cash to be paid and the number of HNI common stock that will be issued for one share of HNI based on the variations described. Discussing quotients, volume-weighted average closing prices, and number of trading days, while technically necessary, obscures the ability of a reader to understand what exactly they are receiving in the merger. Please revise here and the bullets on pages 122 and 123.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 123 through 126 of the Amended Registration Statement to provide illustrative examples and revised the letter to the Shareholders of HNI Corporation and the Shareholders of Steelcase Inc. in the Amended Registration Statement to refer the reader to such illustrative examples.

2.
We note disclosure that the HNI common stock reference price is based upon a trading price of HNI’s common stock over a certain period of time after the shareholder vote. Please disclose that Steelcase’s shareholders will not know at the time of the vote the number of shares that they will receive.

Response: In response to the Staff’s comment, the Company has revised the disclosure in the letter to the Shareholders of HNI Corporation and the Shareholders of Steelcase Inc. and on page 2 of the Amended Registration Statement.

General

3.
It appears that Steelcase shareholders will not make their cash/stock consideration election at the same time as their vote. Please advise us of the applicability of the tender offer rules to the cash election.

Response: The Company acknowledges the Staff’s comment and recognizes that in SEC Release No. 34-14699 (the “Release”), the Division of Corporation Finance (the “Division”) considered the issue as to whether an election feature in connection with the vote on a merger involves a tender offer. In the Release, the Division concluded that, while the issue is “not free from doubt”, it would not require a tender offer filing in connection with certain mergers involving an election feature where the election occurs during the same time period that stockholders are voting on the merger proposal (referred to in the Release as “Situation B”). The Company respectfully submits that the election process in the mergers is consistent with the situation described in the Release with respect to the safe harbor provided in Situation B and that Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder should not apply.

The Company currently anticipates that the applicable waiting period under the HSR Act will have expired prior to the date of the special meeting of Steelcase shareholders. In such circumstance, the parties intend that the election deadline occur one Business Day immediately prior to the special meeting of Steelcase shareholders, and the Company has revised the disclosure on pages 3 and 5 of the Amended Registration Statement to disclose this intention. In this scenario, the election procedures set forth in the Merger Agreement will be consistent with those described in the Release with respect to the safe harbor provided in Situation B.

If, contrary to the Company’s current expectation, the applicable waiting period under the HSR Act does not expire prior to the special meeting of Steelcase shareholders, the Company expects to set the election deadline a few days prior to the expected closing date of the mergers in order to avoid disruption in the market for the companies’ securities between the special meeting of Steelcase shareholders and the closing. Although in this alternative scenario Steelcase shareholders would not be making an election at the same time as they vote on the merger proposal, Steelcase shareholders would be considering the election and allocation procedures as part of their investment decision regarding whether to vote for or against the merger proposal. Indeed, the Company is of the view that the investment decision about the election is integral to the Steelcase shareholders’ investment decision regarding the mergers. Any risks involved in the election and allocation procedures will have been disclosed to Steelcase shareholders in the joint proxy statement/prospectus sent to them in connection with the special meeting of Steelcase shareholders, and Steelcase shareholders will, in effect, have considered such risks when they vote on the approval of the merger proposal. In addition, the Company would provide at least five business days’ notice to shareholders of the election deadline, and each of the Company and Steelcase would continue to be a reporting company between the date of the special meeting of Steelcase shareholders and the date of the closing. Accordingly, Steelcase shareholders would have adequate information to make an informed decision when they make their election.

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The Company also notes that, in a series of no-action letters issued subsequent to the Release and relating to mergers involving an election process, the Staff expanded the scope of its position beyond Situation B in permitting the election process to be conducted after the shareholder vote on the related merger without requiring compliance with the SEC’s tender offer rules. See, e.g., Dauphin Deposit Corporation (February 7, 1983); United Virginia Bancshares, Inc. (March 21, 1983); Fidelcor, Inc. (June 27, 1983); Chemical New York Corporation (May 4, 1987); The Kansas Power and Light Company (February 13, 1991); and Entergy Corporation (November 13, 1992).

For the reasons discussed above, the Company believes that the application of Sections 14(d) and 14(e) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder would not provide any additional, meaningful protection to Steelcase shareholders in making an election decision in the mergers.

October 1, 2025	3

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Please do not hesitate to contact me at (212) 450-4330 or james.dougherty@davispolk.com if you have any questions regarding the foregoing or if I can provide any additional information.

Very truly yours,

/s/ James P. Dougherty

James P. Dougherty
cc:	Jeffrey D. Lorenger, Chairman of the Board of Directors, President and Chief Executive Officer of HNI Corporation
Steven M. Bradford, Senior Vice President, General Counsel and Secretary of HNI Corporation
Sara E. Armbruster, President and Chief Executive Officer of Steelcase Inc.
Megan A. Blazina, Vice President, Chief Legal Officer and Secretary of Steelcase Inc.
Shanu Bajaj, Davis Polk & Wardwell LLP
Brian Duwe, Skadden, Arps, Slate, Meagher & Flom LLP
Richard C. Witzel, Jr., Skadden, Arps, Slate, Meagher & Flom LLP
David R. Clark, Skadden, Arps, Slate, Meagher & Flom LLP

October 1, 2025	4